SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,237,728
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,237,728
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,728
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based upon 23,535,117 Shares outstanding as of January 25, 2019, as reported on Agilysys, Inc. Form 10-Q for the quarterly period ended December 31, 2018, filed with the Securities and Exchange Commission on January 30, 2019.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
171,029
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
171,029
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,029
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based upon 23,535,117 Shares outstanding as of January 25, 2019, as reported on Agilysys, Inc. Form 10-Q for the quarterly period ended December 31, 2018, filed with the Securities and Exchange Commission on January 30, 2019.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,408,757
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,408,757
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,408,757
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%*
14.	TYPE OF REPORTING PERSON IN

* This calculation is based upon 23,535,117 Shares outstanding as of January 25, 2019, as reported on Agilysys, Inc. Form 10-Q for the quarterly period ended December 31, 2018, filed with the Securities and Exchange Commission on January 30, 2019.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,605,365
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,605,365
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,605,365
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%*
14.	TYPE OF REPORTING PERSON PN

* This calculation is based upon 23,535,117 Shares outstanding as of January 25, 2019, as reported on Agilysys, Inc. Form 10-Q for the quarterly period ended December 31, 2018, filed with the Securities and Exchange Commission on January 30, 2019.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK-ro Capital Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
513,840
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
513,840
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%*
14.	TYPE OF REPORTING PERSON PN

* This calculation is based upon 23,535,117 Shares outstanding as of January 25, 2019, as reported on Agilysys, Inc. Form 10-Q for the quarterly period ended December 31, 2018, filed with the Securities and Exchange Commission on January 30, 2019.

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This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc., an Ohio corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 14, 2019 and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2017, as previously amended (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK GP, LLC, a Delaware limited liability company (“MAK GP”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK-ro Capital Master Fund LP, a Cayman Islands limited partnership (“MAK-ro Fund”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Capital, MAK GP, MAK Fund and MAK-ro Fund, the “Reporting Persons”).

ITEM 4.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Item 5(b) and Item 6 is incorporated by reference herein into this Item 4.

ITEM 5.	PURPOSE OF TRANSACTION.

Item 5 (a) and (b) is amended as follows:

(a)           The Reporting Persons collectively beneficially own 2,408,757 shares of Common Stock, representing 10.2% of the outstanding shares of Common Stock. The ownership calculation has been based on 23,535,117 shares of Common Stock outstanding as of January 25, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, which was filed by the Issuer with the Securities and Exchange Commission on January 30, 2019.

MAK Fund, MAK-ro Fund, MAK Capital and MAK GP holds 1,605,365 shares of Common Stock (the “Shares”) (representing 6.8% of the outstanding Shares), 513,840 Shares (representing 2.2% of the outstanding Shares), 118,523 Shares (representing 0.5% of the outstanding Shares) and 171,029 Shares (representing 0.7% of the outstanding Shares), respectively. Each of MAK Fund and MAK-ro Fund shares voting power and investment power with MAK Capital, MAK GP and Mr. Kaufman. Each of MAK Capital and MAK GP shares voting power and investment power with Mr. Kaufman.

The information contained in rows 8,9,10, 11 and 13 on each of the cover pages is incorporated by reference in its entirety.

(b)           MAK Fund and MAK-ro Fund transferred (the “Transfer”) 1,659,763 Shares and 1,216,128 Shares, respectively, to Bermuda One Fund LLC, a Bermuda limited liability company (“Bermuda Fund”). The Shares Transferred represent the pro rata portion of Shares of certain redeemed and partially redeemed investors of MAK Fund and MAK-ro Fund. The Bermuda Fund was formed to engage in an orderly liquidation of these Shares. Mr. Scott D. Vogel controls the Bermuda Fund through VP Bermuda LLC, a Delaware limited liability company (“VP Bermuda”), the sole managing member of Bermuda Fund. Mr. Vogel, VP Bermuda and Bermuda One share power to vote or to direct the vote and power to dispose or to direct the disposition of the 2,875,891 Shares Transferred. In connection with the Transfer, MAK Capital and MAK GP received 118,523 Shares and 171,029 Shares, respectively, representing the investment fees earned on the Shares held by MAK Fund and MAK-ro Fund (inclusive of the Shares Transferred) through January 31, 2019. Except as set forth in the prior sentence, no Reporting Person received any payment or remuneration in respect of the Transfer. The Transfer, priced at $17.70 per share, the closing sales price on January 31, 2019, was completed on February 14, 2019.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Securities of the Issuer.

As a result of the Transfer, the Shares beneficially owned by the Reporting Persons are no longer subject to that certain Amended and Restated Voting Trust Agreement dated as of May 31, 2011 (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D filed on May 28, 2011).

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A – Joint Filing Agreement.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: February 14, 2019

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP

By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK-RO CAPITAL MASTER FUND LP

By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK GP LLC

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN
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